Exhibit 99.1

NXT ENERGY SOLUTIONS INC. ANNOUNCES RESIGNATION OF DIRECTOR AND PURCHASE OF COMPANY STOCK BY TWO DIRECTORS

CALGARY, ALBERTA, December 14th, 2016 - NXT Energy Solutions Inc. ("NXT Energy" or the "Company") (TSX: SFD; OTCQB: NSFDF) advises that Mr. Krishna Vathyam has resigned from the Board of Directors, effective November 28th, 2016.  NXT Energy would like to thank Mr. Vathyam for his contributions to the Board.
In connection with his resignation from the Board, Mr. Vathyam exercised options to purchase 157,500 common shares of the Company.  98,700 of these shares have since been sold through the facilities of the TSX at a price of $1.50 per share.  Of the shares sold, 68,700 were purchased by two other members of the NXT Energy Board of Directors: Mr. John Tilson acquired 28,700 shares and Mr. Bruce Wilcox acquired 40,000 shares.
For further information about NXT, please contact NXT's Head office at nxt_ info@nxtenergy.com
NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.
For further information, please contact:
Bev Stewart	Kin Communications
V-P Finance & CFO	Investor Relations
NXT Energy Solutions Inc.	1-866-684-6730 / 604-684-6730
403-206-0807	sfd@kincommunications.com
info@nxtenergy.com
www.nxtenergy.com

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